

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

September 12, 2007

Mr. Pascal Bouchiat
Group Executive Vice President and Chief Financial Officer
Rhodia
Immeuble Coeur Defense, Tour A
110 Esplanade Charles de Gaulle
92400 Courbevoie, France

>   **Re:** **Form 20-F for Fiscal Year Ended December 31, 2006**
>   **Filed March 30, 2007**
>   **File No. 1-14838**

Dear Mr. Bouchiat:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-3741 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief